DECHERT LLP

1900 K Street, NW

Washington, D.C. 20006

(202) 261-3300

May 24, 2016

VIA EDGAR CORRESPONDENCE

Ashley Vroman-Lee, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Re:	Mercer Funds –
Registration Statement on Form N-14
File No. 333-210912

Dear Ms. Vroman-Lee:

On behalf of Mercer Funds (the “Trust”), which filed a Registration Statement on Form N-14 (the “Registration Statement”) with the Commission on April 25, 2016, with respect to a proposed reorganization transaction pursuant to which the Mercer US Large Cap Growth Equity Fund, a separate investment series of the Trust (the “Acquiring Fund”), proposes to acquire all of the assets of, and assume all of the liabilities of, the Mercer US Large Cap Value Equity Fund (the “Acquired Fund”), another separate investment series of the Trust, I wish to respond to the comments on the Registration Statement that were recently provided to me over the telephone by you and your colleague Kenneth Ellington. The proposed responses on behalf of the Trust to each of the comments are set forth below. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registration Statement.

1. Page 2: Comparison of Investment Objectives and Principal Investment Strategies – Investment Objectives and Principal Investment Strategies

Comment: Please consider adding additional disclosure clarifying the differences between the principal investment strategies of the Acquired Fund and the Repositioned Acquiring Fund.

Response: The requested disclosure has been added.

2. Page 4: Comparison of Fees and Expenses – Fees and Expenses Table

Comment: Please confirm that the fee and expense disclosure for each of the Acquiring Fund and the Acquired Fund included in the Fees and Expenses Table is the most currently available information for each of the Funds.

Ashley Vroman-Lee, Esq.

U.S. Securities and Exchange Commission

May 24, 2016

Response: This will confirm that the fee and expense disclosure that is presented is based on the most current period available for which audited financial statements for the Funds have been prepared, and this is the fee and expense information that is currently disclosed in the Funds’ Registration Statement on Form N-1A. The Trust has determined to use the fee and expense information that is based upon audited financial information rather than relying upon interim, non-audited financial information.

3. Pages 7 and 8: Comparison of Performance – Bar Charts

Comment: Please consider presenting the bar charts for the Acquired Fund and the Acquiring Fund on a side-by-side basis on the same page for ease of comparison of the performance history of each respective Fund.

Response: The Trust is not able to present the bar charts for each of the Funds on a side-by-side basis due to formatting and space constraints which limit the ability to present the information in the manner suggested.

4. Page 10: Reasons for the Reorganization and Board Considerations

Comment: Please confirm supplementally why the Reorganization is not subject to a shareholder vote of the shareholders of the Acquired Fund.

Response: This will confirm that the Reorganization is not subject to a shareholder vote of the shareholders of the Acquired Fund because the Funds satisfy each of the provisions of Rule 17a-8(a)(3) under the Investment Company Act of 1940, as amended (the “1940 Act”), for effectuating a reorganization transaction between affiliated investment companies without the need for a shareholder vote. Specifically, we note that: (i) each of the fundamental investment policies of the Acquiring Fund and the Acquired Fund are the same; (ii) the Independent Trustees who currently oversee the Acquired Fund will continue to comprise a majority of the Independent Trustees overseeing the Acquiring Fund; (iii) the level of Rule 12b-1 fees that may be paid by the Acquiring Fund and the Acquired Fund are the same; and (iv) the investment advisory fees payable by each of the Acquired Fund and the Acquiring Fund at the time of the closing of the Reorganization will be the same, thus satisfying each respective condition of Rule 17a-8(a)(3). In addition, the Trust’s Amended and Restated Agreement and Declaration of Trust specifically permits a reorganization of a series of the Trust without a shareholder vote provided applicable notice to shareholders of the acquired series is provided, and the requisite notice will be provided to shareholders of the Acquired Fund in this case.

Ashley Vroman-Lee, Esq.

U.S. Securities and Exchange Commission

May 24, 2016

5. Pages 8 and 9: Information About the Reorganization – Reasons for the Reorganization and Board Considerations:

Comment: Please confirm that the members of the Board of Trustees of the Trust were informed of and considered the various factors set forth in the North American Security Trust no-action letter (pub. avail. Aug. 5, 1994) when determining which Fund should be selected as the accounting survivor in the Reorganization.

Response: This will confirm that the Board of Trustees were informed of the factors identified by the Staff in the North American Security Trust no-action letter and took each of the factors into consideration when approving the Reorganization and designating the Acquiring Fund as the accounting survivor. Attached to this letter is a memorandum that reviews the manner in which the Board of Trustees considered the factors set forth in the North American Security Trust letter when determining that the Acquiring Fund should be designated as the accounting survivor in the Reorganization.

6. Page 10: - Information About the Reorganization – Tax Considerations

Comment: Please add disclosure indicating the percentage amount of the Acquired Fund’s investment portfolio holdings that would have been sold had the Reorganization been effectuated on September 30, 2015, the date of the pro forma financial statements.

Response: The requested disclosure has been added.

7. Page 10: - Information About the Reorganization – Tax Considerations

Comment: Please add disclosure stating which entity will be bearing the brokerage costs related to the sale of the Acquired Fund’s portfolio securities.

Response: The requested disclosure has been added.

8. Page 10: - Information About the Reorganization – Expenses of the Reorganization

Comment: Please add disclosure indicating the estimated costs of the Reorganization that are to be borne by the Advisor.

Response: Because the suggested disclosure is not required to be provided pursuant to Form N-14 and is not believed to be material to a shareholder because it involves an amount not borne by the Funds, the Trust has determined to not include the suggested disclosure.

Ashley Vroman-Lee, Esq.

U.S. Securities and Exchange Commission

May 24, 2016

9. Page 10: - Information About the Acquiring Fund Repositioning – Information About the Subadvisors and the Portfolio Managers

Comment: Please add additional disclosure stating that the named portfolio managers are jointly responsible for the day-to-day portfolio management of the assets of each respective Fund, which is in addition to the existing disclosure that states that they are primarily responsible for the day-to-day management of their allocated assets.

Response: The requested disclosure has been added.

10. Part B - Statement of Additional Information – Pro Forma Financial Statements

Comment: Please add disclosure to the Pro Forma Financial Statements consisting of the introductory paragraph required by Rule 11-02(b)(2) of Regulation S-X.

Response: The requested disclosure has been added.

11. Part B - Statement of Additional Information – Pro Forma Financial Statements

Comment: Please add disclosure to the Pro Forma Financial Statements indicating: (i) the total market value of the amount of portfolio securities of the Acquired Fund that are expected to be sold in connection with the Reorganization; (ii) the percentage amount of the Acquired Fund’s investment portfolio holdings expected to be sold; (iii) the dollar amount of the related brokerage costs expected to be incurred by the Acquired Fund in connection with the sales of the Acquired Fund’s portfolio securities; and (iv) the per share cost of the brokerage commissions.

Response: The requested disclosure has been added.

12. Part B – Statement of Additional Information – Pro Forma Financial Statements

Comment: Please add disclosure to the Pro Forma Financial Statements indicating which entity will be bearing the costs of the Reorganization and provide the estimated amount of the expenses.

Response: The disclosure in the Pro Forma Financial Statements has been revised to reflect that the expenses of the Reorganization (other than the brokerage expenses) will be borne by the Advisor and that the Acquiring Fund will incur the applicable brokerage expenses. As noted above, the Trust has determined to not include the estimated amount of the expenses that are to be borne by the Advisor because this is not disclosure that is required to be presented and it has been determined to not be material disclosure.

*    *    *    *

Ashley Vroman-Lee, Esq.

U.S. Securities and Exchange Commission

May 24, 2016

I trust that the foregoing is responsive to each of your comments.

Please be advised that the undersigned hereby acknowledges, on behalf of the Trust, with respect to the foregoing, that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filing that was made;

•	SEC Staff comments or changes to disclosure in response to SEC Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing made; and

•	the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *

Please do not hesitate to contact the undersigned by telephone at (202) 261-3364 or via e-mail at patrick.turley@dechert.com with any questions or comments you may have regarding the foregoing.

Very truly yours,

/s/ Patrick W.D. Turley

DECHERT LLP
1900 K Street, NW
Washington, DC 20006
(202) 261-3300

Memorandum

DATE:	May 24, 2016

TO:	Ashley Vroman-Lee, Esq. Kenneth Ellington Division of Investment Management U.S. Securities and Exchange Commission

FROM:	Dechert LLP

RE:	Designation of the Accounting Survivor in the Reorganization of the Mercer US Large Cap Value Equity Fund With and Into the Mercer US Large Cap Growth Equity Fund

This memorandum responds to your recent telephone request for certain supplemental information regarding the proposed reorganization (the “Reorganization”) of the Mercer US Large Cap Value Equity Fund (the “Acquired Fund”) with and into the Mercer US Large Cap Growth Equity Fund (the “Acquiring Fund”).

By way of background, the Mercer Funds (the “Trust”) filed a Form N-14 with the Securities and Exchange Commission (the “Commission”) on April 25, 2016, that describes the terms and conditions of the Reorganization and also describes the Acquiring Fund and the Acquired Fund. The Form N-14 discloses that the surviving fund for accounting purposes will be the Acquiring Fund.

You have asked us to confirm whether having the Acquiring Fund serve as the accounting survivor is consistent with the standards set forth the no-action letter issued to North American Security Trust (pub. avail., Aug. 5, 1994) (the “NAST Letter”). Following a careful review and analysis of each of the factors identified in the NAST Letter involving the designation of the accounting survivor for purposes of the Reorganization, we believe that the Acquiring Fund has been properly designated as the accounting survivor in a manner that is consistent with the application of the NAST Letter factors. The Board of Trustees of the Trust has also approved the designation of the Acquiring Fund as the accounting survivor in the Reorganization based upon the information presented to the Board of Trustees when making their decision to approve the Reorganization. As discussed more fully below, the reasonable business judgment of the Board is entitled to great deference in connection with matters such as this involving the management and operation of the Trust.

The NAST Letter

The NAST Letter sets forth the standards that the Commission staff (the “Staff”) has indicated are relevant to the continuation of a performance record in a reorganization transaction, and it has also been applied more generally to an analysis of the accounting survivor in a fund reorganization. The standards articulated by the Staff in the NAST Letter are as follows:

In determining whether a surviving fund, or a new fund resulting from a reorganization, may use the historical performance of one of several predecessor funds, funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles. Among other factors, funds should compare the various funds’ investment advisers; investment objectives, policies, and restrictions; expense structures and expense ratios; asset size; and portfolio composition. These factors are substantially similar to the factors the staff considers in determining the accounting survivor of a business combination involving investment companies. We believe that, generally, the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund.

It is important to note at the outset that the parties to a mutual fund reorganization transaction are entitled to great deference with respect to their determination of the accounting survivor in a reorganization transaction when they have duly considered the foregoing factors with respect to a particular transaction. As the Staff stated in The Riverfront Funds, Inc. (pub. avail. Nov. 8, 1995) “We express no opinion with respect to your analysis of the treatment of the MIM Stock Appreciation Fund as the surviving fund, as this is primarily a factual determination.” (emphasis added).

The following analysis applies each of the foregoing standards from the NAST Letter to the Reorganization and clearly supports the finding that the Acquiring Fund has been appropriately designated as the accounting survivor.

I.	Investment Adviser

The investment adviser to both the Acquiring Fund and the Acquired Fund is Mercer Investment Management. Inc. (“Mercer” or the “Advisor”).

Both the Acquiring Fund and the Acquired Fund commenced investment operations as separate investment series of the Trust effective as of August 15, 2005, and Mercer has served as investment advisor to each of the Funds since their inception.

Mercer employs a “manager-of-managers” approach in managing the assets of each of the Funds. This approach permits Mercer to hire, terminate, or replace subadvisors that are unaffiliated with the Trust or the Advisor, and to modify material terms and conditions of subadvisory agreements relating to the management of the Funds. The

Trust and the Advisor have obtained an exemptive order (the “Exemptive Order”), which permits the Trust and the Advisor, subject to certain conditions and approval by the Board, to hire and retain unaffiliated subadvisors and to modify subadvisory arrangements with unaffiliated subadvisors without shareholder approval. Under the Exemptive Order, the Advisor may act as a manager-of-managers for some or all of the series of the Trust, and the Advisor supervises the provision of portfolio management services to the series by various subadvisors. The Advisor has ultimate responsibility (subject to oversight by the Board) to supervise the subadvisors and recommend the hiring, termination, and replacement of the subadvisors to the Board. Consistent with the Exemptive Order and in connection with the manager-of-managers investment structure, the Advisor has retained various subadvisors to manage the assets of both the Acquiring Fund and the Acquired Fund.

On April 12, 2016, the Trust filed an amendment to its Registration Statement on Form N-1A regarding the proposed repositioning of the Acquiring Fund in connection with the Reorganization pursuant to which the Acquiring Fund will be implementing a new principal investment strategy immediately upon the completion of the Reorganization that will reflect a new “core equity” investment strategy. In connection with this repositioning process, the Acquiring Fund will be changing its name and changing certain of its current subadvisors and retaining proposed new subadvisors. Following the completion of this repositioning process, the Acquiring Fund will invest in a combination of both value stocks and growth stocks in a single investment portfolio, and the Advisor expects that the portfolio of the Acquiring Fund following the implementation of this repositioning process (the “Repositioned Acquiring Fund”) will, to a certain extent, more closely resemble the portfolio of the Acquiring Fund.

Because Mercer serves as the investment advisor to both the Acquiring Fund and the Acquired Fund, and Mercer will continue serving as the investment advisor to the Repositioned Acquiring Fund on a going forward basis utilizing investment strategies that it has been employing in a manner consistent with the investment strategies of the Acquiring Fund, the analysis of the investment advisory arrangements supports the designation of the Acquiring Fund as the accounting survivor.

II.	Investment Objectives, Policies, and Restrictions

The investment objectives of the two Funds are identical. The investment objective of both the Acquiring Fund and the Acquired Fund is to provide long-term total return, comprised primarily of capital appreciation and income.

The Acquired Fund generally invests in value stocks, that is, the shares of issuers that appear to be undervalued based on the stocks’ intrinsic values relative to their current market price.

The Acquiring Fund generally invests in growth stocks, that is, the shares of issuers that have higher earnings and/or revenue growth histories or expectations relative to the Russell 1000® Index.

The Repositioned Acquiring Fund will invest in a portfolio that combines both growth stocks and value stocks as part of its “core equity” investment strategy.

While the Repositioned Acquiring Fund will be able to invest in a combination of both growth stocks and value stocks in a single investment portfolio in connection with its “core equity” strategy, it is currently anticipated that the Repositioned Acquiring Fund will, to a certain extent, more closely resemble the Acquiring Fund.

Accordingly, analysis of the investment objectives, policies and restrictions supports the designation of the Acquiring Fund as the accounting survivor.

III.	Expense Structures and Expense Ratios

The two Funds, at the time of the completion of the Reorganization, will have essentially identical expense structures and expense ratios. In connection with the Reorganization, the investment advisory fee for the Acquiring Fund is being reduced so that it will be equal to the investment advisory fee for the Acquired Fund. Upon the closing of the Reorganization, the investment advisory fee for both Funds will be the same, which is 0.53% on the first $750 million of Fund assets and 0.51% on all assets in excess of $750 million.

For the fiscal year ended March 31, 2015 (the last fiscal year for which audited financial results are currently available), the Acquired Fund had “Other Expenses” of 0.09%, and the Acquiring Fund had “Other Expenses” of 0.08%, and the Repositioned Acquiring Fund is expected to have “Other Expenses” of 0.07%, thus resulting in the Funds having essentially the same Total Annual Operating Expenses.

Accordingly, analysis of the expense structures and expense ratios would support the Acquiring Fund as the accounting survivor because the expenses of the two Funds are essentially the same.

IV.	Asset Size

As of March 31, 2016, the Acquiring Fund had approximately $427,425,563 in net assets and the Acquired Fund had approximately $455,294,105 in net assets.

Accordingly, because the Funds have essentially the exact same amount of assets, analysis of the asset size of the two Funds would support the designation of the Acquiring Fund as the accounting survivor.

V.	Portfolio Composition

The portfolio composition of the Acquiring Fund and the Acquired Fund are different. The Acquiring Fund generally invests in growth stocks while the Acquired Fund generally invests in value stocks.

As noted above, immediately following the closing of the Reorganization transaction, the assets of the Repositioned Acquiring Fund will be managed in accordance with a “core equity” strategy. While the “core equity” strategy will provide for exposure to both growth-oriented securities and value-oriented securities, the Advisor anticipates that the Repositioned Acquiring Fund will, to a certain extent, maintain a portfolio of holdings that more closely resembles the portfolio holdings of the Acquiring Fund.

Accordingly, analysis of portfolio composition supports the designation of the Acquring Fund as the accounting survivor.

VI.	Conclusion

For each of the reasons cited above, the Acquiring Fund should clearly be deemed the accounting survivor under the NAST Letter standards. The legal form of the Reorganization, in which the Acquiring Fund is the legal survivor, deserves extreme deference. The Board of Trustees of the Trust, which is responsible for the oversight of each of the respective Funds, was fully informed regarding the proposed status of the Acquiring Fund as the accounting survivor in the Reorganization, and the Board relied upon the advice of counsel to the respective Funds, and the Independent Trustees also relied upon the advice of independent legal counsel to the Independent Trustees, in making a fully informed business judgment with respect to each of these matters.

*    *    *    *

I trust that the foregoing is responsive to your request for supplemental information regarding the Reorganization and the Trust’s basis for identifying the Acquiring Fund as the accounting survivor. Please feel free to contact me if you have any questions with respect to the foregoing or if you require any additional information with respect to these matters.

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